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                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549
                        --------------------------------


                                    FORM 8-A

                FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
                    PURSUANT TO SECTION 12(b) OR 12(g) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

                              MEDFORD BANCORP, INC.
               (Exact name of registrant as specified in charter)


        MASSACHUSETTS                                            04-3384928
(State or other jurisdiction                                   (IRS employer
      of incorporation)                                      identification no.)


                  29 HIGH STREET, MEDFORD, MASSACHUSETTS 02155
               (Address of principal executive offices) (Zip code)


Securities to be registered pursuant to Section 12(b) of the Act:

                                                      Name of each exchange
     Title of each class                              on which each class is
     to be so registered                              to be registered
     -------------------                              ----------------

            NONE                                            NONE


Securities to be registered pursuant to Section 12(g) of the Act:


                         PREFERRED STOCK PURCHASE RIGHTS
                                (Title of Class)


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Item 1.  DESCRIPTION OF REGISTRANT'S SECURITIES TO BE REGISTERED.

         Medford Savings Bank (the "Bank") and State Street Bank and Trust Company (the "Rights Agent") entered into a Shareholder Rights Agreement, dated as of September 22, 1993 (the "Original Rights Agreement"), pursuant to which, among other things, the Board of Directors of the Bank authorized and declared a dividend distribution of one Right (as defined in the Original Rights Agreement and hereinafter referred to as a "Bank Right")) per share of common stock, par value $.50 per share, of the Bank ("Bank Common Stock") outstanding as of the close of business on October 8, 1993 (the "Record Date"), to holders of outstanding shares of Bank Common Stock as of the Record Date.

         Thereafter, the Bank and Medford Bancorp, Inc. (the "Company") entered into a Plan of Reorganization and Acquisition (the "Plan of Reorganization"), dated July 29, 1997, duly approved by the holders of Bank Common Stock at a meeting held on September 16, 1997, pursuant to which the Bank became a wholly-owned subsidiary of the Company and shares of Bank Common Stock (together with associated preferred stock purchase rights (i.e., the Bank Rights)), except those held by stockholders exercising dissenters' rights, were converted into and exchanged for an equal number of shares of common stock, par value $.50 per share, of the Company (together with associated preferred stock purchase rights (i.e., the Rights, as hereinafter defined)).

         In accordance with the Plan of Reorganization, the Board of Directors of the Company determined that it was in the best interests of the shareholders of the Company to amend and restate the Original Rights Agreement in its entirety to, among other things, confirm that the Bank Rights issued pursuant to the Original Rights Agreement converted to equivalent preferred stock purchase rights (the "Rights") with respect to the Common Stock (as defined in the Company's Amended and Restated Shareholder Rights Agreement, dated as of November 26, 1997 (the "Rights Agreement")). Therefore, on November 25, 1997, the Boards of Directors of the Bank and the Company adopted resolutions confirming the conversion of the Bank Rights to the Rights concurrently with the conversion and exchange of Bank Common Stock for the Common Stock.

         The following description of the terms of the Rights Agreement does not purport to be complete and is qualified in its entirety by reference to the Rights Agreement.

         Pursuant to the terms of the Rights Agreement, in addition to Rights currently outstanding, one Right will automatically attach to each share of Common Stock issued between the Record Date and the Distribution Date (as hereinafter defined). Each Right entitles the registered holder thereof to purchase from the Company a unit consisting of one one-hundredth of a share (a "Unit") of Series A Junior Participating Cumulative Preferred Stock of the Company, par value $0.50 per share (the "Preferred Stock"), at a purchase price of $90.00 per Unit (the "Exercise Price"), subject to adjustment.


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         Initially, the Rights are not exercisable and are attached to and trade with all outstanding shares of Common Stock outstanding as of, and issued subsequent to, the Record Date. The Rights will separate from the Common Stock and will become exercisable upon the earliest of (i) the close of business on the tenth calendar day following the first public announcement that a person or group of affiliated or associated persons has acquired beneficial ownership of 15% or more of the outstanding shares of Common Stock (an "Acquiring Person") (the date of said announcement being referred to as the "Stock Acquisition Date"), (ii) the close of business on the tenth business day (or such other day as the Board of Directors may determine) following the commencement of a tender offer or exchange offer that would result upon its consummation in a person or group becoming the beneficial owner of 15% or more of the outstanding shares of Common Stock or (iii) the determination by the Board of Directors that any person is an "Adverse Person" (the earliest of such dates being herein referred to as the "Distribution Date").

         The Board of Directors may declare a person to be an Adverse Person after a determination that such person, alone or together with its affiliates and associates, has become the beneficial owner of 10% or more of the outstanding shares of Common Stock and a determination by the Board of Directors, after reasonable inquiry and investigation, including such consultation, if any, with such persons as the directors shall deem appropriate, that (a) such beneficial ownership by such person is intended to cause, is reasonably likely to cause or will cause the Company to repurchase the Common Stock beneficially owned by such person or to cause pressure on the Company to take action or enter into a transaction or series of transactions which would provide such person with short-term financial gain under circumstances where the Board of Directors determines that the best long-term interests of the Company and its stockholders, but for the actions and possible actions of such person, would not be served by taking such action or entering into such transaction or series of transactions at that time or (b) such beneficial ownership is causing, or is reasonably likely to cause, a material adverse impact (including, but not limited to, impairment of relationships with customers or impairment of the Company's ability to maintain its competitive position) on the business or prospects of the Company. No delay or failure by the Board of Directors to declare a person to be an Adverse Person shall in any way waive or otherwise affect the power of the Board of Directors subsequently to declare a person an Adverse Person. In the event that the Board of Directors should at any time determine, upon reasonable inquiry and investigation, including consultation with such persons as the Board of Directors shall deem appropriate, that such person has not met or complied with any condition specified by the Board of Directors, the Board of Directors may at any time thereafter declare the person to be an Adverse Person.

         Until the Distribution Date (or earlier redemption, exchange or expiration of the Rights), (a) the Rights will be evidenced by the Common Stock certificates and will be transferred with and only with such Common Stock certificates, (b) new Common Stock certificates issued after the Record Date will contain a notation incorporating the Rights

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Agreement by reference, and (c) the surrender for transfer of any certificates for Common Stock will also constitute the transfer of the Rights associated with the Common Stock represented by such certificate.

         The Rights are not exercisable until the Distribution Date and will expire at the close of business on September 22, 2003, unless previously redeemed or exchanged by the Company as described below.

         As soon as practicable after the Distribution Date, Right Certificates will be mailed to holders of record of Common Stock as of the close of business on the Distribution Date and, thereafter, the separate Right Certificates alone will represent the Rights. Except as otherwise determined by the Board of Directors, only shares of Common Stock issued prior to the Distribution Date will be issued with Rights.

         In the event that a Stock Acquisition Date occurs or the Board of Directors determines that a person is an Adverse Person, proper provision will be made so that each holder of a Right (other than an Acquiring Person, an Adverse Person or their associates or affiliates, whose Rights shall become null and void) will thereafter have the right to receive upon exercise that number of Units of Preferred Stock of the Company having a market value of two times the exercise price of the Right (such right being referred to as the "Subscription Right"). In the event that, at any time following the Stock Acquisition Date,
(i) the Company consolidates with, or merges with and into, any other person, and the Company is not the continuing or surviving corporation, (ii) any person consolidates with the Company, or merges with and into the Company and the Company is the continuing or surviving corporation of such merger and, in connection with such merger, all or part of the shares of Common Stock are changed into or exchanged for stock or other securities of any other person or cash or any other property, or (iii) 50% or more of the Company's assets or earning power is sold, mortgaged or otherwise transferred, each holder of a Right shall thereafter have the right to receive, upon exercise, common stock of the acquiring company having a market value equal to two times the exercise price of the Right (such right being referred to as the "Merger Right"). The holder of a Right will continue to have the Merger Right whether or not such holder has exercised the Subscription Right. Rights that are or were beneficially owned by an Acquiring Person or an Adverse Person may (under certain circumstances specified in the Rights Agreement) become null and void.

         At any time after the Stock Acquisition Date occurs or the Board of Directors determines that a person is an Adverse Person, the Board of Directors may, at its option, exchange all or any part of the then outstanding and exercisable Rights for shares of Common Stock or Units of Preferred Stock at an exchange ratio of one share of Common Stock or one Unit of Preferred Stock per Right. Notwithstanding the foregoing, the Board of Directors generally will not be empowered to effect such exchange at any time after any person becomes the beneficial owner of 50% or more of the Common Stock of the Company.


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         The Exercise Price payable, and the number of Units of Preferred Stock or other securities or property issuable, upon exercise of the Rights are subject to adjustment from time to time to prevent dilution (i) in the event of a stock dividend on, or a subdivision, combination or reclassification of, the Preferred Stock, (ii) if holders of the Preferred Stock are granted certain rights or warrants to subscribe for Preferred Stock or convertible securities at less than the current market price of the Preferred Stock, or (iii) upon the distribution to holders of the Preferred Stock of evidences of indebtedness or assets (excluding regular quarterly cash dividends) or of subscription rights or warrants (other than those referred to above).

         With certain exceptions, no adjustment in the Exercise Price will be required until cumulative adjustments amount to at least 1% of the Exercise Price. The Company is not obligated to issue fractional Units. If the Company elects not to issue fractional Units, in lieu thereof an adjustment in cash will be made based on the fair market value of the Preferred Stock on the last trading date prior to the date of exercise. Any of the provisions of the Rights Agreement may be amended by the Board of Directors of the Company at any time prior to the Distribution Date.

         The Rights may be redeemed in whole, but not in part, at a price of $0.01 per Right (payable in cash, Common Stock or other consideration deemed appropriate by the Board of Directors) by the Board of Directors only until the earliest of (i) the date on which a person is declared to be an Adverse Person,
(ii) the close of business on the tenth calendar day after the Stock Acquisition Date, or (iii) the expiration date of the Rights Agreement. Immediately upon the action of the Board of Directors ordering redemption of the Rights, the Rights will terminate and thereafter the only right of the holders of Rights will be to receive the redemption price.

         The Rights Agreement may be amended by the Board of Directors in its sole discretion until the Distribution Date. After the Distribution Date, the Board of Directors may, subject to certain limitations set forth in the Rights Agreement, amend the Rights Agreement only to cure any ambiguity, defect or inconsistency, to shorten or lengthen any time period, or to make changes that do not adversely affect the interests of Rights holders (excluding the interests of an Acquiring Person, an Adverse Person or their associates or affiliates). In addition, the Board of Directors may at any time prior to such time as any person becomes an Acquiring Person amend the Rights Agreement to lower the threshold at which a person becomes an Acquiring Person to not less than the greater of (i) the sum of .001% and the largest percentage of the outstanding Common Stock then owned by any person and (ii) 10%.

         Until a Right is exercised, the holder will have no rights as a stockholder of the Company (beyond those as an existing stockholder), including the right to vote or to receive dividends. While the distribution of the Rights will not be taxable to stockholders or to the Company, stockholders may, depending upon the circumstances, recognize taxable income in the event that the Rights become exercisable for Units, other securities of the Company, other consideration or for common stock of an acquiring company.

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         The certificate of vote of directors establishing the Preferred Stock and the form of Right Certificate are attached as Exhibits A and B, respectively, to the Rights Agreement (which is included as Exhibit 1 to this Form 8-A). The foregoing description of the Rights does not purport to be complete and is qualified in its entirety by reference to the Rights Agreement which is incorporated herein by reference.

ITEM 2 - EXHIBITS

Exhibit 1 Amended and Restated Shareholder Rights Agreement, dated November 26, 1997, between Medford Bancorp, Inc. and Medford Savings Bank and State Street Bank and Trust Company, as Rights Agent.

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                                    SIGNATURE


         Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.


                                         MEDFORD BANCORP, INC.



Date: November 26, 1997              By: /s/ Arthur H. Meehan
                                         ---------------------------------
                                         Arthur H. Meehan
                                         Chairman, President and Chief Executive
                                         Officer






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                                  EXHIBIT INDEX


EXHIBIT NO.                             DESCRIPTION
-----------                             -----------

    1 Amended and Restated Shareholder Rights Agreement, dated November 26, 1997, between Medford Bancorp, Inc. and Medford Savings Bank and State Street Bank and Trust Company, as Rights Agent.